

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2022

Tom Croal
Chief Financial Officer
GEN Restaurant Group, Inc.
11472 South Street
Cerritos, CA 90703

> **Re: GEN Restaurant Group, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Filed March 24, 2022**
> **File No. 377-05692**

Dear Mr. Croal:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 Filed March 24, 2022

Cover page

1. We note your revisions in response to comment 1 and reissue in part. Please expand your disclosure to make clear to investors that Class B holders are the pre-IPO LLC members.

Unaudited Pro Forma Consolidated Financial Information and Other Data, page 66

2. We reviewed your response to comment 4 but it does not appear that you have made the revision indicated and your reference to "pro forma adjustments in the Reorganization and Offering Adjustments column" in your disclosure on page 66 is still inconsistent with the actual columns labeled as "Pro Forma Other Adjustments" and "Pro Forma Proceeds" in the pro forma financial statements. Please clarify or revise.

You may contact Tatanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter Wardle, Esq.